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ICICI Limited

Meeting of the Board of Directors

The Board of Directors of ICICI will consider the audited financial results for the half year ended September 30, 2001 at its forthcoming Meeting to be held on October 25, 2001, in Mumbai.

For further press queries please contact Madhvendra Das at +9122 653 6124 or email: das@icici.com.


October 18, 2001

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